1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

December 8, 2022

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)
File Nos.: 333-111986; 811-21475

Dear Ms. Browning:

We are writing in response to comments provided telephonically on November 3, 2022 with respect to Post-Effective Amendment No. 164 filed on Form N-1A on September 30, 2022 for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”). The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

Summary Prospectus - All Funds

Comment 1.

In accordance with Form N-1A, please revise each Fund’s Fees and Expenses of the Fund disclosure to bold the second sentence of the disclosure and provide a cross reference to the SAI in the last sentence of the disclosure.

Response 1. The Trust has revised each Fund’s Fees and Expenses of the Fund disclosure to state the following:

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below. You may qualify for sales charge discounts on purchases of Class A shares of the Fund if you and your family invest, or agree to invest in the future, at least $25,000 in Class A shares of the RBC Funds. More information about these and other discounts is available from your financial intermediary and under the subheading “Reducing the Initial Sales Charge on Purchases of Class A Shares” on page […] of this Prospectus.

The Funds do not have a corresponding disclosure in the SAI and therefore a cross reference to the SAI is not provided.

Comment 2.	If the Funds will invest in other investment companies, please add “Acquired Fund Fees and Expenses” as a separate line item of the fee table, as applicable.

Response 2. The Trust confirms that each Fund’s estimated AFFE is not expected to exceed 0.01% of the Fund’s average net assets, and, therefore, a line for AFFE is not necessary in the fees and expenses table.

Comment 3.

If the Funds will engage in short selling, please confirm that expenses such as dividends paid on stocks sold short are included in the “Other Expenses” line item of the fee table or include such expenses as a separate line item in the fee table.

Response 3. The Trust confirms that the Funds will not engage in short selling.

Comment 4.	Please confirm that each Fund’s strategies and risks in Item 4 summarize and align with the strategy and risk disclosures in Item 9.

Response 4. Notwithstanding the changes discussed below, the Trust confirms that each Fund’s strategies and risks in Item 4 summarize and align with the strategy and risk disclosures in Item 9.

Comment 5.	Please remove vague phrases throughout the registration statement, including “such as” and “but [are] not limited to”.

Response 5. The Trust has made the requested changes.

Comment 6.	If the Funds will invest in contingent convertible securities, please add related disclosure and provide the amount the Funds will invest in contingent convertible securities.

Response 6. The Trust confirms that the Funds will not principally invest in contingent convertible securities.

Comment 7.	Please add risks related to the Funds’ investments in depositary receipts and clarify whether the Funds may invest in sponsored and/or unsponsored depositary receipts.

Response 7. The Trust has added the following Depositary Receipts Risk disclosure to Item 4 and Item 9 of Form N-1A as set forth below:

Summary Risk:

Depositary Receipts Risk. Depositary receipts, such as American depositary receipts (“ADRs“), global depositary receipts (“GDRs“), and European depositary receipts (“EDRs“), may be issued in sponsored or un-sponsored programs. They may be traded in the over-the-counter (“OTC”) market or on a regional exchange, or may otherwise have limited liquidity. The prices of depositary receipts may differ from the prices of securities upon which they are based. In a sponsored program, a security issuer has made arrangements to have its securities traded in the form of depositary receipts. In an un-sponsored program, the issuer may not be directly involved in the creation of the program. Holders of unsponsored depositary receipts generally bear all the costs of the facility. The depository usually charges fees upon deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions, and the performance of other services. Depositary receipts involve many of the same risks as direct investments in foreign securities. These risks include: fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; and speculation. With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability. Investments in depositary receipts that are exchange traded or OTC may also subject the Fund to liquidity risk. This risk is enhanced in connection with OTC depositary receipts.

Item 9 Principal Risks:

Depositary Receipts Risk. Investments in securities of foreign companies in the form of American depositary receipts (“ADRs”), Global depositary receipts (“GDRs”), and European depositary receipts (“EDRs”) are subject to certain risks. ADRs typically are issued by a U.S. bank or trust company and evidence ownership of underlying securities issued by a foreign corporation. EDRs and GDRs typically are issued by foreign banks or trust companies, although they may be issued by U.S. banks or trust companies, and evidence ownership of underlying securities issued by either a foreign or U.S. corporation. Where the custodian or similar financial institution that holds the issuer’s shares in a trust account is located in a country that does not have developed financial markets, a Fund could be exposed to the credit risk of the custodian or financial institution and greater market risk. In addition, the depository institution may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. A Fund would be expected to pay a share of the additional fees, which it would not pay if investing directly in the foreign securities. A Fund may experience delays in receiving its dividend and interest payments or exercising rights as a shareholder.

Depositary receipts may be issued in sponsored or un-sponsored programs. In a sponsored program, a security issuer has made arrangements to have its securities traded in the form of depositary receipts. In an un-sponsored program, the issuer may not be directly involved in the creation of the program. Although the U.S. regulatory requirements applicable to ADRs generally are similar for both sponsored and un-sponsored programs, in some cases it may be easier to obtain financial and other information from an issuer that has participated in the creation of a sponsored program. To the extent the Fund invests in depositary receipts of an un-sponsored program, there may be an increased possibility the Fund would not become aware of and be able to respond to corporate actions such as stock splits or rights offerings involving the foreign issuer on a timely basis, as the issuers of unsponsored depositary receipts are not obligated to disclose information that is considered material in the U.S.

Depositary receipts involve many of the same risks as direct investments in foreign securities. These risks include: fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; and speculation. With respect to certain foreign countries, there is the possibility of expropriation or nationalization of assets, confiscatory taxation, political and social upheaval, and economic instability. Investments in depositary receipts that are traded over the counter may also subject a Fund to liquidity risk.

Comment 8.	Please confirm whether each Fund will invest in Brazil bonds issued in Brazilian Real.

Response 8. The Trust confirms that the Funds will not invest in Brazil bonds issued in Brazilian Real, and the references to such investments have been removed.

Comment 9:

Each Fund includes “Geographic Focused Risk” and “Market Risk” as principal risks. Please state whether the Funds have any allocation policies with respect to geographic regions, countries or sectors. If so, please clarify.

Response 9. Each Fund has revised its principal investment strategies to clarify the Fund’s allocation policies with respect to geographic regions, countries and sectors.

Comment 10.

Please confirm whether the Funds will use derivatives for its principal investment strategies and if so, please add corresponding disclosure detailing the types of derivatives and any related risk disclosure.

Response 10. The Trust confirms that the Funds will not use derivatives for its principal investment strategies and the references to such investments have been removed.

Comment 11.

Given that each Fund includes ESG as a part of its principal investment strategies, please consider adding a corresponding principal risk disclosure. If a corresponding principal risk disclosure will not be added, please explain why not.

Response 11. The consideration and integration of ESG factors is part of the Sub-Advisor’s investment process for managing the Funds and is not a principal investment strategy of the Funds. In contrast to funds where it may be appropriate to include ESG risk, the Funds do not seek to invest a certain percentage of their assets in companies that meet ESG goals. Accordingly, the Trust does not believe that adding ESG Risk as a principal risk disclosure is appropriate.

Comment 12.

Each Fund’s principal investment strategies states, “[c]ompanies with business models that have ‘very high’ ESG risks are restricted from investment because the Sub-Advisor views such investments as unlikely to be sustainable in the long term.” Please define “very high” and clarify what is meant by the term “restricted”.

Response 12. The Funds have removed the statement referenced above from their Item 4 principal investment strategies and Item 9 disclosures.

Comment 13.	Please clarify what is meant by “ESG checklists” in plain English.

Response 13. The Funds have removed the statement referenced above from their Item 4 principal investment strategies and revised the disclosure in each Fund’s Item 9 disclosure to state the following (new language underlined):

The Sub-Advisor’s ESG integration approach incorporates proprietary ESG checklists (i.e., scorecards that evaluate companies on a range of ESG matters), internal research, analysis and discussion, and ESG data from third party providers. The Sub-Advisor employs a fundamental investment process that considers a wide range of factors, and no one factor or consideration is determinative.

Comment 14.

In plain English, please clarify the following sentence: “ESG engagements are undertaken to gain insight and/or influence (or identify the need to influence) involving ESG practices and/or improve ESG disclosure, to the extent possible.”

Response 14. The Funds have removed the statement referenced above from their Item 4 principal investment strategies and revised the disclosure in each Fund’s Item 9 disclosure to state the following:

The Sub-Adviser may undertake ESG engagement to seek to gain insight regarding a company’s ESG practices and/or improve a company’s ESG disclosure. For example, the Sub-Advisor may engage with management of certain companies regarding corporate governance practices as well as what the Sub-Advisor deems to be materially important environmental and/or social issues facing a company.

Comment 15.

Each Fund’s principal investment strategies states, “[t]he Sub-Advisor also votes all proxies in accordance with its fiduciary duty”. Please add a cross reference to that discussion to Appendix B – Proxy Voting Guidelines.

Response 15. The Funds have made the requested change to the Item 9 disclosure.

Comment 16.	For each Fund, please explain how the Advisor and/or Sub-Advisor decides to sell securities.

Response 16. The Trust has added the following disclosure to each Fund’s principal investment strategies:

The Sub-Advisor may sell securities for a number of reasons such as a change in the business model, a more attractive opportunity arises, portfolio construction benefits and less perceived potential upside.

Comment 17.	Please enhance the Equity Market Risk disclosure to identify the types of equity securities and disclose the rights of holders of common and preferred stock.

Response 17. The Funds have revised the Equity Market Risk disclosure to state the following (new language underlined):

Summary Risk:

Equity Market Risk. Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. The values of equity securities, including common stocks, preferred stocks, convertible securities, depositary receipts, participation notes, warrants, rights and initial public offerings, may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. Common stocks are generally exposed to greater risk than other types of securities, such as preferred stock and debt obligations, because common stockholders generally have inferior rights to receive payment from issuers.

Item 9 Principal Risks:

Equity Market Risk (All Funds). Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. The values of equity securities may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors which affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed income securities. Common stocks are generally exposed to greater risk than other types of securities, such as preferred stock and debt obligations, because common stockholders generally have inferior rights to receive payment from issuers.

Comment 18.	Please revise the Derivatives Risk disclosure to discuss each Fund’s investments in derivatives in lieu of providing boilerplate language.

Response 18. As noted in response to Comment 10 above, the Funds have removed the Derivatives Risk disclosure.

Summary Prospectus - RBC Emerging Markets ex-China Equity Fund

Comment 19.

If the Fund’s investments in derivatives will include “over-the counter” and “exchange-traded” derivatives, please expand the disclosures to include how the “over-the-counter” derivatives are valued for the Fund’s 80% policy.

Response 19. As noted in response to Comment 10 above, the Fund has removed disclosure regarding investments in derivatives.

Comment 20.

The Fund’s principal investment strategies states that “[t]he Fund will invest in securities across all market capitalizations, although the Fund may invest a significant portion of its assets in companies of one particular market capitalization category.” Please define “significant portion” and the market capitalizations that the Fund will invest. Also, please add corresponding risk disclosures as necessary.

Response 20. The Fund has revised its principal investment strategies to state the following:

The Fund will typically invest in 40 to 60 equity securities issued by mid- to large-capitalization companies.

Comment 21.

In the Fund’s principal investment strategies, please clarify how the Fund will determine emerging and/or developed countries. In addition, please revise the disclosure to state the name of the Fund’s benchmark index.

Response 21. The Fund has revised its principal investment strategies to state the following (new language underlined):

In determining whether a country is emerging or developed, the Fund will consider (i) classifications by the World Bank, the International Finance Corporation or the United Nations (and its agencies); (ii) classifications by the MSCI Emerging Markets ex-China Net Index; and (iii) the International Monetary Fund’s definition and list of developing and emerging market countries.

Comment 22.

Given that the Fund will invest, under normal circumstances, at least 80% of its assets in equity securities tied to emerging market countries (excluding China), please explain how the Fund will invest in currencies of developed countries and specify any other developed countries in which the Fund may invest.

Response 22. The Fund notes that, although the Fund will invest 80% of its assets in equity securities tied to emerging markets (excluding China), these securities (as well as other securities in which the Fund may invest outside of this 80% policy) may be denominated in any currency. As a result, the Fund has revised the disclosure as follows:

The Fund may invest in securities denominated in any currency.

Summary Prospectus - RBC International Equity Fund and RBC International Small Cap Equity Fund

Comment 23.

Please add the following disclosure: “For purposes of this policy, the term “assets” means net assets plus the amount of borrowings for investment purposes.” to each Fund’s principal investment strategies.

Response 23. The Funds have made the requested change.

Summary Prospectus - RBC International Equity Fund

Comment 24:	Please enhance the first sentence of the principal investment strategies in accordance with Rule 35d-1.

Response 24. The Fund believes the current 80% policy is consistent with Rule 35d-1. The Fund notes that the adopting release for Rule 35d-1 states “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms…‘international…’” The SEC further stated “[t]he terms “international” and “global,” however, connote diversification among investments in a number of different countries throughout the world, and “international” and “global” funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” As a result, no change has been made to the Fund’s 80% policy, but, as noted in the response to Comment 25 below, the Fund will clarify that it will invest its assets in investments that are tied economically to a number of countries throughout the world.

Comment 25.	Please clarify that the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response 25. The Fund has revised its principal investment strategies in response to this comment by revising the first paragraph of the principal investment strategies as follows:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets in equity securities of companies located throughout the world, excluding the United States. For purposes of this policy, the term “assets” means net assets plus the amount of borrowings for investment purposes. The Fund determines where a company is located, and thus, whether a company is considered to be located outside the United States by considering whether: (i) it is organized under the laws of or maintains its principal office in a country located outside the United States; (ii) its securities are principally traded on trading markets in countries located outside the United States; (iii) it derives at least 50% of its total revenue or profits from either goods produced or services performed or sales made in countries located outside the United States; or (iv) it has at least 50% of its assets in countries located outside the United States. For companies that are organized under the laws of or maintain their principal office in the United States, the Fund will only consider (iii) and (iv) above. The Fund will primarily invest in large capitalization companies.

Summary Prospectus - RBC International Small Cap Equity Fund

Comment 26.

The SEC Staff takes the view that, for companies that are organized under the laws of or maintain their principal office in the United States, the securities of those companies may only be deemed to be issued by a company outside of the United States if company derives at least 50% of its total revenue or profits from either goods produced or services performed or sales made in countries located outside the United States or it has at least 50% of its assets in countries located outside the United States. Please revise the disclosure accordingly.

Response 26. The Fund has revised the first paragraph of the principal investment strategies in response to this comment as follows:

The Fund seeks to achieve its investment objective by primarily investing, under normal circumstances, at least 80% of its assets in equity securities of small companies located throughout the world, excluding the United States. For purposes of this policy, the term “assets” means net assets plus the amount of borrowings for investment purposes. The Fund currently considers “small companies” to be those within the market capitalization range of the MSCI ACWI ex USA Small Cap Index at the time of initial purchase by the Fund. As of October 31, 2022, the market capitalization range of the MSCI ACWI ex USA Small Cap Index was approximately $9.2 million to $11.6 billion. The Fund determines where a company is located, and thus, whether a company is considered to be located outside the United States by considering whether: (i) it is organized under the laws of or maintains its principal office in a country located outside the United States; (ii) its securities are principally traded on trading markets in countries located outside the United States; (iii) it derives at least 50% of its total revenue or profits from either goods produced or services performed or sales made in countries located outside the United States; or (iv) it has at least 50% of its assets in countries located outside the United States. For companies that are organized under the laws of or maintain their principal office in the United States, the Fund will only consider (iii) and (iv) above.

Comment 27.	Please revise, in the Fund’s principal investment strategies, to state that the Fund will primarily invest in equity securities of companies located throughout the world.

Response 27. As noted in response to Comment 26 above, the Fund has added the requested disclosure.

Comment 28.	Please provide the market capitalization range of the MSCI ACWI ex USA Small Cap Index as of a more recent date.

Response 28. As noted in response to Comment 26 above, the Fund has made the requested change.

Statutory Prospectus

Comment 29.	Please review and delete any duplicative disclosure that is already provide in the Funds’ Summary Prospectuses.

Response 29. The Trust has revised the disclosure accordingly.

Comment 30.	Please clarify or define “less developed” in the Emerging Markets Risk disclosure.

Response 30. The Emerging Markets Risk disclosure has been revised to delete references to “less developed”.

Comment 31.

Please explain why Counterparty Risk, ESG Strategy Risk and Investing in the European Union Risk are not considered principal risks of each Fund. If each risk is not considered a principal risk of each Fund, please move the disclosures to the Funds’ SAI.

Response 31. The Funds have included those risks as “Additional Risks” and noted that these are in addition to the “Principal Risks.” General Instruction C.3.b states “[a] Fund may include, except in response to Items 2 through 8, information I the prospectus or SAI that is not otherwise required.” As a result, the Trust believes that including those risks in response to Item 9 is permitted.

SAI

Comment 32.	Please explain the supplemental (non-fundamental) clarification regarding public utilities.

Response 32. The supplemental clarification is designed to explain that, for the purposes of determining the industry of a public utility issuer, the Funds will not treat public utilities as a single industry and will classify the public utility in industrial categories, such as telephone or gas utilities. The Trust believes that this classification is reasonable, because treating public utilities as one industry is overly broad and, absent classifying by industrial categories, the characteristics of those companies could be materially different. The Trust believes this interpretation is consistent with SEC guidance relating to industry concentration (see, e.g., SEC Release No. IC-13436 (Aug. 12, 1983).

*        *        *         *        *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen